

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

<u>Via E-mail</u>
Mr. Joseph J. Romano
Chief Executive Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098

> **Re:** **Contango Oil & Gas Company**
> **Registration Statement on Form S-4**
> **Filed June 14, 2013**
> **File No. 333-189302**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed August 29, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed May 10, 2013**
> **File No. 1-16317**

Dear Mr. Romano:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended June 30, 2012 and Form 10-Q for the fiscal quarter ended March 31, 2013, and any related filings, have been resolved.

2. Where comments also could apply to similar or related disclosure that appears elsewhere in the same or another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

3. Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. Please confirm that all material presentations or reports, both oral and written, provided by an outside party have been summarized and that you have filed any written materials, including board books, as exhibits pursuant to Item 21(c) of Form S-4, or revise.

The Merger, page 50

Background of the Merger, page 50

4. Please revise your disclosure to indicate why each of Contango and Crimson has chosen to undertake this transaction at this point in time as opposed to other times in each of their operating history. Your disclosure should include the business objectives discussed via telephone on January 9, 2013 and the specific reasons why management of both Contango and Crimson determined that a strategic combination was more advantageous than a joint venture as well as the timing of such determination.

5. Please discuss what prompted Crimson's board to review potential strategic alternatives. In addition, please expand your discussion of the other possible strategic alternatives for Crimson discussed with Barclays on January 29, 2013 and by Barclays at the Crimson board meeting on March 12, 2013. Please discuss whether the board pursued any alternative transactions and its reasoning for any such action.

6. Please discuss the specific factors considered by Mr. Grady and Mr. Romano in determining a preliminary equity ownership split between Crimson and Contango of 20% and 80%, respectively, on February 5, 2013. In addition, please discuss the "recent events raise regarding equity splits and their combined impact" that resulted in an agreed 79.7/20.3 equity split on April 25, 2013.

7. With respect to the March 12, 2013 Crimson board meeting, please expand to discuss in better detail:

   • management's "view of the rationale for the proposed strategic combination with Contango,"

- Barclays' "previously-requested review of various possible strategic alternatives for Crimson" and

- Barclays' "preliminary assessment of the possible merger with Contango as one of those alternatives, including discussion of the rationale for the transaction as an alternative that best met Crimson's strategic objectives."

8. At page 57, you disclose telephone conversations between March 28 and April 2, 2013 to discuss the merger agreement and support agreements. Please disclose the terms of any drafts and specific terms discussed in negotiations and meetings during this period.

9. Please disclose the "factors favorable to Contango that hadn't previously been considered in the analysis" discussed by Mr. Grady and Mr. Romano at the April 22, 2013 meeting. Similarly, please disclose the "factors and information from both Crimson and Contango" referenced in the discussion between Messrs. Keel and Romano on April 25, 2013.

10. We note your disclosure at page 77 that in approving the merger, the Crimson board considered that the exchange ratio represented a 7.8% premium to the closing price of Crimson common stock on April 29, 2013. Please disclose any consideration given by Crimson's board to Barclays' notation that "the Merger Consideration was below the implied equity value range per Crimson share yielded by Barclays' research analyst price target analysis" disclosed at page 90. In that regard, please expand your disclosure of the analysis of the proposed exchange ratio and premium associated therewith disclosed by Barclays to Crimson's board on April 27, 2013.

Opinion of Crimson's Financial Advisor, page 80

11. Please confirm that all financial information and oil and gas reserve reports prepared by Crimson and Contango are summarized in the registration statement or advise.

Premium Analysis, page 91

12. Please identify the precedent transactions that were used by Barclays in the analysis, including the methodology and criteria used in selecting these corporate transactions.

Litigation Related to the Merger, page 110

13. Please supplementally provide us with copies of any amended or consolidated complaints for the lawsuits that have been filed.

Unaudited Pro Forma Condensed Combined Financial Information, page 136

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 140

Note 2. Assumptions and Adjustments, page 140

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended June 30, 2012, page 143

14. Send us a reasonably detailed analysis that shows how you calculated the amount of the pro forma adjustment to depreciation, depletion and amortization, as described under note (ix). As part of your response, reconcile the factors for reserve quantities, production volumes and carrying amounts used in the calculation to amounts disclosed elsewhere in either the historical financial statements or pro forma financial information. Note that this comment also applies to the corresponding adjustment included for the interim period ended March 31, 2013.

15. Send us a reasonably detailed analysis that shows how you calculated the amount of the pro forma adjustment to interest expense, as described under note (x). As part of your response, reconcile the factors for principal and interest rates to amounts disclosed elsewhere in either the historical financial statements or pro forma financial information. Additionally, explain your basis for the interest rate assumed on the new borrowings. Note that this comment also applies to the corresponding adjustment included for the interim period ended March 31, 2013.

Form 10-K for the Fiscal Year ended June 30, 2012

Business, page 1

Offshore Gulf of Mexico Activities, page 2

16. We note the disclosure of information relating to the Company's daily producing rates on pages 2 and 3, interests owned on page 5, and invested dollar amounts on pages 5 and 6 as of August 24, 2012. Please tell us why the disclosure of such information as of a date after your fiscal year end is relevant and if the disclosed amounts differ materially from those as of June 30, 2012.

17. From the disclosure on page 2, we note the Company owns and operates two platforms and two pipelines at Eugene Island 11 that service production from the Company's five Mary Rose wells and the Dutch #4 and #5 wells which are located on other leases. According to the disclosure provided on page 5, the Eugene Island 11 lease expires in December 2012. Under Rule 4-10(a)(22) of Regulation S-X, proved reserves are those quantities of oil and gas which are economically producible prior to the time at which contracts providing the right to operate expire. Please advise or revise your disclosure to

clarify your rights to continue operations relating to producing the Mary Rose and Dutch wells through facilities located on Eugene Island 11 after expiration of the Eugene Island 11 lease.

Properties, page 23

Drilling Activity, page 23

18.   We note the Company provides disclosure of its exploratory drilling activity on page 24 as required by Item 1205(a)(1) of Regulation S-K; however, it does not appear that the Company also provides disclosure of its development drilling activity. Please advise or revise your disclosure to comply with the presentation requirements under Item 1205(a)(2) of Regulation S-K.

Natural Gas and Oil Reserves, page 25

19.   We note the Company states on page 25 that management is responsible for the reserve estimate disclosures in this filing, and meets regularly with its independent third-party engineer to review these reserve estimates. Please expand your disclosure to provide the qualifications of the technical person within the Company primarily responsible for overseeing the preparation of the reserves estimates consistent with the guidance in Item 1202(a)(7) of Regulation S-K.

20.   We note that on page 25 the Company discloses its net quantities of proved undeveloped oil and condensate reserves as a negative quantity at June 30, 2012. We find no explanation in your filing on Form 10-K or in the reserves report prepared by William M. Cobb & Associates, Inc. filed as Exhibit 99.1 supporting the disclosure of negative reserve quantities. Rule 4-10(a)(22) of Regulation S-X requires that proved reserves be estimated with reasonably certainty to be economically producible from a given date forward under existing economic conditions. Please clarify for us the basis for the inclusion of negative reserve quantities as proved reserves at June 30, 2012.

Proved Undeveloped Reserves, page 26

21.   We note from the disclosure on page 26 that the Company annually reviews any proved undeveloped reserves ("PUDs") to ensure their development within five years or less. We also note the Company plans to develop its PUD reserves prior to June 30, 2017 which is five years from the date of the current filing on Form 10-K. For the purposes of determining the five year period for development to occur in estimating proved undeveloped reserves, Item 1203(d) of Regulation S-K requires that you use the date of the initial disclosure as the starting reference date. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of June 30, 2012 will not be developed within five years since your initial disclosure of these reserves. Please also clarify in your disclosure on Form 10-K.

22.   We note from the disclosure provided on page 23 the Company did not drill any wells
        during the fiscal year ended June 30, 2012. However, we note on page 26 the Company
        states it has approximately 6.2 Bcfe of PUDs as of June 30, 2012; whereas, it had
        approximately 39 Bcfe of PUDs as of June 30, 2011. The net quantity of PUDS from
        June 30, 2011 has been reduced by 32.8 Bcfe as of June 30, 2012 without an explanation
        for the material change in proved undeveloped reserves that occurred during the year as
        required in Item 1203(b) of Regulation S-K. Please advise or revise Form 10-K to
        include the required disclosure under Item 1203(b) of Regulation S-K.

23.   We also note the Company does not appear to provide disclosure under Item 1203(b) of
        the net quantities converted from proved undeveloped to proved developed or the capital
        expenditures associated with converting such reserves to proved developed during the
        year as required under Item 1203(c) of Regulation S-K. Please advise or revise Form 10-
        K to include the required disclosures under Item 1203(b) and Item 1203(c) of Regulation
        S-K.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 31

Overview, page 31

Reserve Replacement, page 32

24.   We note the discussion of reserve replacement under this section, as well as the
        discussion on page 1 of your filing regarding your "core belief" in the importance of the
        successful drilling of exploratory wells. Separately, we note the disclosure on page 24
        indicating that you did not drill any wells during the fiscal year ended June 30, 2012.
        Revise your disclosure under this section or elsewhere in your MD&A to explain the
        reasons why you did not drill any wells during this period. Additionally, to the extent
        that there are known drilling trends that have had or you reasonably expect will have a
        material impact on your net sales or revenues or income from continuing operations,
        discuss whether and the extent to which these trends will continue and the impact if they
        do.

Results of Operations, page 33

25.   We note your disclosure of the Company's total annual production volumes for each of
        the last three years on page 34 and the quarterly average daily production from your
        offshore wells for the last year on page 33. Please expand your disclosure to include
        production by final product sold for each field that contains 15% or more of your total
        proved reserves for the last three years. Refer to Item 1204(a) of Regulation S-K.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 13. Related Party Transactions, page F-16

26.   Explain to us how you account for the overriding royalty interests conveyed to JEX
        employees.

Exhibit 99.1

27.   We note the reserves report does not include certain disclosures required by Item
        1202(a)(8) of Regulation S-K. Please advise the engineering firm that you will need an
        amended reserves report to include the following information in order to satisfy your
        filing obligations.

        •   The date on which the report was completed (in addition to the effective date)
            (Item 1202(a)(8)(ii)).

        •   A statement as part of the assumptions that the estimates were prepared in
            accordance with the definitions and regulations of the U.S. Securities and
            Exchange Commission (SEC) and, with the exception of the exclusion of future
            income taxes, conform to the FASB Accounting Standards Codification Topic
            932, Extractive Activities-Oil and Gas (Item 1202(a)(8)(iv)).

        •   A statement that the assumptions, data, methods and procedures used in the
            preparation of the report are appropriate for the purpose served by the report (Item
            1202(a)(8)(iv)).

        •   The average realized prices by product for the reserves included in the report as
            part of the primary economic assumptions (Item 1202(a)(8)(v)).

        •   A discussion of the possible effects of regulation on the ability of the Company to
            recover the estimated reserves (Item 1202(a)(8)(vi)).

28.   We note the reserves report refers to the total proved reserves for the fiscal year ended
        June 30, 2012 in MMcfe. Please obtain and file an amended reserves report that
        addresses the guidance contained in Instruction 3 to Item 1202(a)(2) of Regulation S-K
        which requires disclosure of the basis for such equivalency.

29.   We note the reserves report states PDNP reserves are included at Eugene Island 10 for
        compression. We also note compression is scheduled for June 2013 at a total capital cost
        of $18,032,000. Please refer to the definition of developed oil and gas reserves set forth
        in Rule 4-10(a)(6) of Regulation S-X and tell us why the volumes attributable to the

installation of compression are disclosed as proved developed (non-producing) rather than proved undeveloped.

30.   We note the reserves report states that the Mary Rose #6 location is primarily a rate acceleration well with very little incremental recovery. Please tell us if the 6.2 Bcfe of proved undeveloped reserves disclosed on page 26 of Form 10-K for the Mary Rose #6 is entirely attributable to incremental recovery.

31.   We note several references to additional information such as the reserves definitions, figures 1 and 2, and tables 2 through 34 that are not included in the reserves report. Please advise or obtain an amended reserves report that includes the referenced information as attachments to Exhibit 99.1.

Form 10-Q for the Quarterly Period ending March 31, 2013

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 16

Operations Summary, page 16

Offshore Gulf of Mexico Exploration Joint Ventures, page 18

Contango Operators, Inc., page 18

Ship Shoal 263 Platform, page 19

32.   Disclosure under this section indicates that you have reclassified the Ship Shoal platform to unproved properties as of March 31, 2013. Explain to us, in reasonable detail, your basis for this accounting. As part of your response, provide reference to the specific accounting literature that supports the reclassification. Additionally, tell us the carrying value of the platform and, separately, the Ship Shoal 263 well as of March 31, 2013.

Natural Gas and Oil Reserves, page 27

33.   For the nine months ended March 31, 2013, you disclose downward revisions in your previous proved reserves estimates for the Dutch and Mary Rose leases and Vermilion 170 of 19.2 and 14.0 Bcfe respectively due to additional pressure data. We note you previously disclosed a downward revision in the June 30, 2012 Form 10-K of 48.5 Bcfe in your Dutch and Mary Rose proved reserves estimates due to pressure data for the fiscal year ended June 30, 2010.

Please provide us with a narrative describing:

- the methods you used to estimate your proved reserves at June 30, 2012 for the Dutch and Mary Rose leases and Vermilion 170,

- why you considered your estimates for these fields to be reasonably certain at the time of disclosure,

- why subsequent performance including additional pressure data caused you to make material downward revisions to your previous estimates, and

- why you consider your estimates for these fields to be reasonably certain as of March 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall for

Anne Parker Nguyen
Branch Chief

cc: Richard Aldridge